UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Amendment to the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with article 157, paragraph 4, of Law No. 6,404/76 (“LSA”) and further to the Material Fact disclosed on February 28, 2020, hereby informs its shareholders and the market in general that, on this date, the Company filed with the 7th Commercial Court of Rio de Janeiro (“RJ Court”) a proposed amendment to its Judicial Reorganization Plan (“Amendment to the JRP”), in the form provided therein, primarily aiming at the sustainability of its business, through the reorganization and simplification of the Oi Group from a corporate and operational standpoint, so as to ensure greater financial flexibility and efficiency. These adjustments will also facilitate the Company’s access to the financial market to raise new funds necessary to rationally settle its debt and enable the execution not only of its Judicial Reorganization Plan (the “Plan” or “JRP”), but also its Strategic Plan, which aims to reposition the Company, create value for all its stakeholders and ensure long-term sustainability.

The Amendment to the JRP will still be submitted to a vote at a General Creditors’ Meeting (“New GCM”) and later to the judicial ratification of the RJ Court, and therefore its terms and conditions and the measures provided therein may still be adjusted.

1.         Objectives of the Amendment to the JRP.

The Amendment to the JRP seeks to allow the Oi Group to make the execution of its long-term plan possible, with the necessary settlement of its debts, in the current context, and the continuity of its activities in accordance with the aforementioned JRP and its Strategic Plan.  The main objective of the Company’s strategy is to transform its business model, focusing on the use and rapid expansion of its extensive fiber optic infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings and FTTH access networks), to enable and support high-speed connection and service needs for its residential, business, corporate and government customers, as well as the provision of infrastructure services for other telecommunications service providers in Brazil, including enabling connections to the new 5G technology.

The implementation of this strategy will be made possible with the continuity of the process of divestment of assets, the potential participation in movements for the consolidation or sale of its mobile business, and the adoption of the model known as structural separation, which allows the formation of separate entities  for investments in, and operation and maintenance of, the telecommunications infrastructure and for the provision of services to its end customers, including product development, marketing, sales and customer service activities. With this, the aim is to make the Oi Group’s business model more sustainable, with a focus on its main competitive advantages, structured in an efficient and focused manner, and to ensure the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all restructuring credits.

The Amendment to the JRP seeks to provide flexibility for the Company to achieve the strategic objectives described above. The primary objectives of the Amendment to the JRP are, among others:

(i)

to allow for the creation of distinct isolated production units (“UPIs”), by segregating certain businesses and assets of the Oi Group and disposing of them with the protections and benefits afforded by Law No. 11,101/2005 (the Reorganization and Bankruptcy Law, “RBL”), thus ensuring the maximization of its value and the generation of the necessary resources to pay restructuring creditors and the obligations of the companies under judicial reorganization (the “Recovering Entities”);

(ii)	to improve payment conditions for a substantial part of small creditors in order to reduce litigation and repay this type of creditor more quickly, as determined by the RJ Court;
(iii)	to allow the Recovering Entities to enter into financings and obtain other additional funding to maintain the necessary investments and pay their creditors; and
(iv)

to allow the segregation of certain fiber and infrastructure assets in a company belonging to the Oi Group, with the goal of creating a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optic network, so that such company may access the financial and capital markets and raise additional funds at lower costs, which would spare the exclusive use of resources generated by the Recovering Entities’ own operations, thereby strengthening their operational structure.

2.         UPIs provided for in the Amendment to the JRP.

The Amendment to the JRP provides for the segregation of 4 (four) UPIs from the assets, liabilities and rights of Recovering Entities associated with (a) the operation of telephony and data in the mobile communications market (“Mobile Assets UPI”); (b) passive infrastructure (“Towers UPI” and “Data Center UPI”); and (c) the operation of telecommunications networks (“InfraCo UPI”).

The UPIs will be formed as special purpose stock entities (“SPEs”) and may be sold, in specific models suited to each type of UPI described above, in order to pay indebtedness and generate the resources necessary to expand the fiber infrastructure and related services, which are the main focus of the Oi Group’s strategy. The sale of the UPIs aims to allow Oi to maximize the economic value of its investments by expanding its residential and business access services throughout Brazil, utilizing its network elements more efficiently and creating new possibilities for the use of these networks by other operators and service providers in the telecommunications sector, subject to applicable legislation and regulations, as well as to authorization from the competent authorities, as applicable.

Detailed information about the composition of each UPI and the terms and conditions applicable to their sale, including those related to structure and price, is described in the Amendment to the JRP.

2.1.      InfraCo UPI SPE.

The InfraCo SPE will bring together infrastructure and fiber assets related to the Oi Group’s access and transport networks already included in its capital, either in the form of a direct assignment, or in the form of an indefeasible right of use assignment (IRU), as well as new infrastructure investments yet to be made, with the goal of accelerating investments in the expansion of its fiber optic networks, based on a more flexible and efficient capital structure and a greater ability to attract and use new resources. Upon the implementation of the measures provided in the Plan, InfraCo SPE will be an affiliate of the Company and will seek the necessary resources in the market to finance its investments, in order to expand the Oi Group’s activities in fiber optics and serve a greater number of customers in all segments across the country.

The Amendment to the JRP provides that Oi will maintain a material stake in the capital stock of InfraCo SPE, with measures to ensure its active participation in the creation and expansion of a leading national company in fiber optic infrastructure. As already occurred in other countries, the creation of InfraCo SPE is consistent with the logic of structural separation between the service company and the infrastructure company, with the aim of maximizing value through greater efficiency and innovation, with clear strategies focused on the customer experience and product and service innovation, on one hand, and the widespread expansion of fiber infrastructure and optimization of its technical operation, on the other.

InfraCo UPI will be composed of 100% of the shares issued by the SPE that will own the assets and retain the liabilities related to the fiber optic and infrastructure activities described in Annex 5.3.4 of the Amendment to the JRP, which provides for the partial sale of InfraCo UPI through a competitive process, under the terms of the RBL, through the submission of sealed bids for the partial sale of the voting shares of InfraCo SPE. Such competitive process must ensure the Company a minimum payment of R$6.5 billion, as well as the guarantee by the new investors of the full payment of the InfraCo Debt provided for in Clause 5.3.7.1 of the Amendment to the JRP and the compliance with its invesment plan, pursuant to certain parameters to be established in the Competitive Process Notice. As a result of the partial sale of InfraCo UPI, a stake equal to 51.0% of the voting shares of InfraCo SPE, and not higher than 51.0% of its economic capital, will be ensured to the acquirer. The Recovering Entities will have the right, at their sole discretion, to determine the split of the capital stock of InfraCo SPE into common and preferred shares of InfraCo SPE during the sale, in accordance with the limits established by law, thus ensuring to the Company the preservation of a material economic stake, even as a way to guarantee the fulfillment of its obligations with the creditors of the JRP.

2.2.      Mobile Assets UPI, Towers UPI and Data Center UPI.

Mobile Assets UPI will be composed of 100% of the shares issued by the SPE that will own the assets and retain the liabilities related to the mobile communication activities described in Annex 5.3.1. of the Amendment to the JRP, which provides for the sale of Mobile Assets UPI through a competitive process, under the terms of the RBL, through the submission of sealed bids for the acquisition of 100% of the shares of Mobile SPE, with the payment of the price of at least R$15.0 billion in cash.

Mobile Assets UPI will be awarded to the bidder who offers the highest price above the minimum price, provided that the Recovering Entities may select the second highest bid, so long as the price of such bid is not more than 5% lower than the highest bid and reasonably determine that the second highest bid provides greater legal assurances and certainty for the closing of the sale of the Mobile Assets UPI as proposed, given the necessary regulatory and antitrust approvals, provided further that the selection of the second highest bidder is not opposed by more than 50% of the restructuring credits in the judicial reorganization proceedings. The same will apply in case two bids below minimum price are submitted. The Amendment to the JRP also establishes mechanisms to define the conditions for the approval of bids, in order to provide greater legal assurance and certainty for the closing of the proposed sale, provided that more than 50% of the restructuring credits do not object.

Towers UPI will be composed of 100% of the shares issued by the SPE that will own the assets and retain the liabilities related to the activities of outdoor and indoor transmission and radio frequency towers described in Annex 5.3.2 of the Amendment to the JRP, which provides for the sale of Towers UPI through a competitive process, under the terms of the RBL, through the presentation of sealed bids for the acquisition of 100% of the shares of Towers SPE held by the Recovering Entities, with the payment of the price of at least R$1.0 billion in cash.

Data Center UPI will be composed of 100% of the shares issued by the SPE that will own the assets and retain the liabilities related to the data center activities described in Annex 5.3.3 of the Amendment to the JRP, which provides for the sale of the Data Center UPI through a competitive process, under the terms of the RBL, through the submission of sealed bids for the acquisition of 100% of the shares of the Data Center SPE, with the payment of the minimum price of R$ 325.0 million in cash, of which at least R$ 250.0 million will be paid promptly and the balance may be paid in installments; provided that the investor whose binding proposal (obtained in a market prospecting process carried out by Bank of America, Oi’s financial advisor) set this minimum price will have the right to match the best bid submitted at the Data Center UPI auction (right to match). In this way, Oi provides greater legal assurances and certainty to the sale closing at the proposed price, while also allowing, by means of a competitive process, any interested party to offer a value higher than the proposed price, for the benefit of the Recovering Entities.

3.         Payment of Creditors.

The Amendment to the JRP provides for the possibility of adjustments in the payment conditions of restructuring creditors, as well as for mechanisms that allow or compel the Company to pay certain credits subject to the Plan in a shorter term than that provided for in the judicially ratified JRP.

Detailed information on the expected payment proposals for each class of creditors are described in the Amendment to the JRP.

3.1       Labor claims.

The Amendment to the JRP provides that labor creditors whose claims have not been fully settled by the time of the New GCM will have their claims up to R$50,000 paid within a maximum term of 30 days from the date of judicial ratification of the Amendment to the JRP, provided that such labor claims (i) are recorded in the judicial administrator’s creditor list; or (ii) are the subject of a final decision that closes the respective proceedings and ratifies the amount due to the respective creditor; or (iii) in the case of creditors arising from the losing party’s fees, a decision has been made with respect to a qualification or opposition procedural issue judicially assigned by the time of the New GCM, so long as such creditors select this form of payment.

3.2       In Rem Secured claims.

The Amendment to the JRP provides that in the event of the sale of Mobile Assets UPI, the Oi Group will be required, within 30 days of liquidation, to allocate a portion of the Net Proceeds from the Sale of Mobile Assets UPI (as defined in the Amendment to the JRP) to prepay 100.0% of the outstanding amount of the In Rem Secured Claims (in accordance with the conditions set forth in the Amendment to the JRP). Alternatively, the In Rem Secured Creditors may elect to (1) transfer the remaining balance of their respective claims held exclusively against Oi Móvel to the Mobile SPE, pursuant to Clause 4.2.5.2 of the Amendment to the JRP, or (2) use up to the full amount of the outstanding balance of the respective claims in projects to finance the operations of the Recovering Entities or its affiliates.

3.3       Unsecured claims.

3.3.1    Unsecured Class III Claims.

3.3.1.1 Linear Pay Option

Under the terms of the Amendment to the JRP, within 45 days of the New GCM, the Unsecured Class III Creditors (as defined in the Plan), with credits in the amount of up to R$3,000 that have not yet been fully settled by the time of the New GCM and that have submitted a qualification or opposition procedural issue by the time of the New GCM may opt for the receipt of their credit amount in full on the electronic platform to be made available by the Oi Group at the web address www.credor.oi.com.br. The option to receive R$3,000 may be exercised, within the same term, by Unsecured Class III Creditors with credits in excess of R$3,000, provided that (i) the credits have not yet been fully settled by the time of the New GCM; (ii) they have already submitted a qualification or opposition procedural issue by the time of the New GCM; and (iii) at the time the option is made, such creditors grant to the Recovering Entities, on the same platform, a settlement for the full amount of their respective credits.

3.3.1.2 Buyback Obligation in Liquidity Events

The Amendment to the JRP amends Clause 5.2 of the JRP to provide for the prepayment obligation, at a discount, by the Recovering Entities, of the creditors mentioned therein also in the event of one or more Liquidity Events (as such term is defined in the Amendment to the JRP) in the first five years counted from the judicial ratification of the JRP. To this end, the Amendment to the JRP establishes that the Oi Group must allocate 100.0% of the Net Revenue from Liquidity Events (as such term is defined in the Amendment to the JRP) exceeding R$6.5 billion to prepay the credits held by Unsecured Creditors provided for in such Clause, in up to three payment rounds, as described in Clause 5.4 of the Amendment to the JRP.

3.3.1.3 Partnered Creditors Loans

Under the terms of the Amendment to the JRP, Oi or its subsidiary InfraCo SPE may raise new funds through credit lines contracted with Unsecured Creditors, up to the amount of R$3.0 billion, guaranteeing equality and opportunity for all Unsecured Creditors, through the prior disclosure of a public notice containing all the terms and conditions of the loan to be contracted in the respective round (“Partnered Creditors Loan”). The conditions of the Partnered Creditors Loan are described in Clause 5.6.5.2 of the Amendment to the JRP. In return for participation in the Partnered Creditors Loan, each creditor will be entitled to the prepayment of its respective credit in an amount equal to 1/3 (one third) of the loan amount offered by such creditor that is effectively used by Oi or InfraCo SPE, under the conditions set forth in Clause 5.6.5.3 of the Amendment to the JRP.

3.3.1.4 Reverse Auction

The Amendment to the JRP allows the Recovering Entities, at any time during the period of five years counting from the judicial ratification of the Amendment to the JRP, to undertake one or more rounds of advance payment of Unsecured Creditors who offer their respective credits with the highest discount rate in each round (“Reverse Auction”). In each Reverse Auction, the Unsecured Creditor who presents the highest discount percentage over the total amount of its credits will be considered the winner, and so on, under the conditions set forth in Clause 4.7.1 of the Amendment to the JRP.

The specific conditions of each Reverse Auction, including any restrictions and minimum discount rules for participation, will be detailed in the respective notice to be disclosed prior to the Reverse Auction, at the web address www.recjud.com.br, and subsequently sent to Unsecured Creditors interested in registering, as set forth in Clause 4.7.4 of the Amendment to the JRP.

3.3.2    Unsecured ME/EPP Creditors listed in Class IV.

Under the terms of the Amendment to the JRP, within 45 days of the New GCM, the Unsecured ME/EPP Creditors listed in Class IV (as defined in the Plan) with claims up to R$35,000 that have not yet been fully paid at the time of the New GCM and that submitted a qualification or opposition procedural issue by the time of the New GCM may opt to receive the full amount of their credit on the electronic platform to be made available by the Oi Group at www.credor.oi.com.br. The option to receive R$35,000 may also be exercised, within the same term, by the unsecured ME/EPP Creditors listed in Class IV, with credits of more than R$35,000, provided that (i) the credits have not yet been fully paid at the time of the New GCM; (ii) a qualification or opposition procedural issue submitted by them has already been judicially assigned by the time of the New GCM; and (iii) at the time the option is exercised, such creditors grant to the Recovering Entities, on the same platform, settlement of the full amount of their respective credits.

4.         Closing of the Judicial Reorganization.

Under the terms of the Amendment to the JRP, the judicial reorganization will be closed upon the settlement and effective transfer of Mobile Assets UPI to its respective purchaser, or at an earlier time, if approved by the RJ Court after requested by the Recovering Entities.

5.         Oi’s operations after the implementation of the measures provided for in the Amendment to the JRP.

If the corporate restructuring for the segregation of the UPIs and the disposal of the UPIs are implemented as set forth in the Amendment to the JRP, the Company will maintain all operations, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optic assets, fiber and copper backbone and backhaul assets related to the Oi Group’s transportation network, residential, business and corporate customers (including those of a state-owned nature), in addition to digital and IT services (Oi Soluções), as well as field maintenance and installation operations (SEREDE) and customer service (BTCC).

With such measures, it is expected that this set of assets will be sufficient to ensure the continuity of the Company’s operations and the payment of its debts under the terms of the Amendment to the JRP.

Other information regarding the Amendment to the JRP and the implementation of the measures set forth therein is contained in the documents disclosed on this date by the Company and available on its website (www.oi.com.br/ri) and on CVM’s Sistema Empresas.NET (www.cvm.gov.br).

6.         Entire Amendment to the JRP.

The entire Amendment to the JRP is available for the Company’s shareholders at the Company’s headquarters and on the websites of the Company (www.oi.com.br/ri), the CVM’s Sistema Empresas.NET (www.cvm.gov.br), and the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). A copy of the material submitted to the CVM will also be translated into English and submitted to the U.S. Securities and Exchange Commission on Form 6-K as soon as practicable.

The Company will keep its shareholders and the market informed about the development of the subject matters of this Material Fact.

Rio de Janeiro, June 15, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer